Quotient Limited

Elizabeth House, 9 Castle Street

St Helier, JE2 3RT, Jersey, Channel Islands

April 22, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Attention:	Jeffrey P. Riedler and Christina DeRosa

Re:	Request for Acceleration of Effectiveness Quotient Limited Registration Statement on Form S-1 (File No. 333-194390)

Dear Ms. DeRosa:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Quotient Limited (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated to 4:00 p.m., New York City time, on April 24, 2014 or as soon thereafter as practicable. The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

The disclosure in the filing is the responsibility of the Company. The Company represents to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Company represents that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

[Signature page follows]

Sincerely,

By:	/s/ Paul Cowan
	Name: Title:	Paul Cowan Chief Executive Officer

[Signature page to Acceleration Letter]